[METALINK LOGO]


Ofer Lavie                                           Carl Hymans
Chief Financial Officer                              Investor Relations
Metalink Ltd.                                        G.S. Schwartz & Co. Inc.
Tel:     972-9-9605302                               Tel:     1-212-725-4500
Fax:     972-9-960554                                Fax:     1-212-725-4188
ofer@metalinkBB.com                                  Carlh@schwartz.com



                     METALINK REPORTS FIRST QUARTER RESULTS

                Highest Revenue Recorded in The Last 11 Quarters

Yakum, Israel, April 29, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced results for the first quarter of 2004.

For the first quarter ended March 31, 2004, Metalink reported revenue of $5,312,000, a 13% increase compared to $4,682,000 in the fourth quarter of 2003, and a 49% increase compared to $3,570,000 for the first quarter of 2003. Metalink reported a loss of $2.8 million, or $0.15 per share, for the first quarter of 2004, compared to a loss of $3.0 million, or $0.16 per share, for the fourth quarter of 2003 and a loss of $3.4 million, or $0.18 per share, for the first quarter of 2003.

The Company's cash, cash equivalents, short and long term investment position at the end of the first quarter of 2004 was $61 million, compared to $64.2 million at the end of the fourth quarter of 2003, and $70.1 million at the end of the first quarter of 2003.

"We are pleased with our financial results for the first quarter of 2004 that reflect records in significant financial metrics combined with strong booking activity," said Mr. Tzvi Shukhman, Metalink's Chairman and CEO.

Record results for the first quarter include:

    o    Highest revenue ($5.3 million) recorded in the last 11 quarters

    o    Highest gross margin (50.3 percent) recorded in the last 10 quarters

     o Lowest loss ($2.8 million) recorded in the last 11 quarters - despite the acceleration of our plans to become a dominant player in the High Throughput 802.11n Wireless LAN market.

"These improvements are the result of the demand for our VDSL and symmetric DSL products worldwide," noted Mr. Shukhman.

"We are cautiously optimistic that our VDSL leadership, together with the solid demand for our



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symmetric DSL products, will allow us to improve revenues during 2004 starting in the second quarter. As a result, our revenue guidance for the second quarter of 2004 is $4.8 million to $6.1 million. This guidance is based on the following:

     o In Korea, our unrivaled Long Reach Total-VDSL(TM) has the potential to further accelerate VDSL deployment,

     o In Japan, our VDSLPlus(TM) is the best performing 100Mbps solution and has been selected by top-tier equipment manufacturers there - positioning Metalink well to address major deployment plans announced by the largest operators in that country,

     o In Canada, where Metalink is the dominant VDSL supplier, additional expansion of VDSL shipment by Motorola and also from initial shipment by a second, undisclosed, top-tier North-American equipment vendor.

We expect our revenues to continue to improve thorough the remainder of 2004 and beyond as result of:

     o Acceleration of our existing VDSL deployments.

     o Expansion of our VDSL deployments to China and North America.

     o Our WLANPlus(TM) 802.11n products hitting the market early in 2005,"

concluded Mr. Shukhman.

About Metalink

Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public and private home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's wireless solutions, MIMO-based WLANPlus, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California and in Seoul, South Korea, and offices in Yokohama, Japan and Atlanta, Georgia. Further information is available at www.metalinkBB.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company



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cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.




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                                                   METALINK LTD.

                                       CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                             Three months ended March 31,
                                                                                2004                   2003
                                                                                ----                   ----
                                                                                    (Unaudited)          (Unaudited)
                                                                                       (In thousands,
                                                                             except share and per share data)


Revenues                                                                        $ 5,312           $3,570
Cost of revenues:
     Costs and expenses                                                           2,489            1,817
     Royalties to the Government of Israel                                          152               86
         Total costs of revenues                                                  2,641            1,903

     Gross profit                                                                 2,671            1,667

Operating expenses:
     Gross research and development                                               4,262            3,945
     Less - Royalty bearing and other grants                                        729              728

     Research and development, net                                                3,533            3,217

     Selling and marketing                                                        1,558            1,341
     General and administrative                                                     648              776
     Non-cash compensation                                                          103              196
         Total operating expenses                                                 5,842            5,530

         Operating loss                                                          (3,171)          (3,863)

     Interest income, net                                                           360              471

         Net loss                                                               $(2,811)         $(3,392)

     Loss per ordinary share:
     Basic                                                                      $(0.15)          $(0.18)

     Diluted                                                                    $(0.15)          $(0.18)

     Shares used in computing loss per ordinary share:
     Basic                                                                      19,008,667       18,552,867

     Diluted                                                                    19,008,667       18,552,867





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                                                   METALINK LTD.

                                            CONSOLIDATED BALANCE SHEETS


                                                                                March 31         December 31,
                                                                                2004             2003
                                                                                ----             ----
                                                                                (Unaudited)
                                                                                        (In thousands)

ASSETS
Current assets
     Cash and cash equivalents                                                  $18,899          $16,225
     Short-term investments                                                       9,660           12,967
     Trade accounts receivable                                                    3,303            3,252
     Other receivables                                                            1,119              614
     Prepaid expenses                                                             1,517              951
     Inventories                                                                  4,161            4,434
         Total current assets                                                    38,659           38,443

Long-term investments                                                            32,438           35,013

Severance pay fund                                                                1,556            1,555

Property and equipment, net                                                       5,151            5,262

                                                                                $77,804          $80,273

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Trade accounts payable                                                     $ 1,641           $1,651
     Other payables and accrued expenses                                          3,796            3,944
         Total current liabilities                                                5,437            5,595

Accrued severance pay                                                             2,402            2,377

Shareholders' equity
     Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares issued and outstanding - 19,950,853 and 19,855,317 shares as of March 31, 2004
      and
      December 31, 2003, respectively)                                              597              596
     Additional paid-in capital                                                 129,312          129,005
     Deferred stock compensation                                                   (106)            (209)
     Accumulated other comprehensive income                                         332              268
     Accumulated deficit                                                        (50,285)         (47,474)
                                                                                 79,850           82,186
Treasury stock, at cost; 898,500 as of
March 31, 2004 and December 31, 2003                                             (9,885)          (9,885)
     Total shareholders' equity                                                  69,965           72,301
                                                                                $77,804          $80,273



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